EXHIBIT 99.15

Press Release

FIAT INDUSTRIAL SUBMITS BEST AND FINAL OFFER
TO COMBINE WITH CNH GLOBAL

Fiat Industrial S.p.A. (MI:FI) today announced that it has submitted its best and final offer to the Special Committee of the Board of Directors of CNH Global N.V. regarding the proposed strategic combination between Fiat Industrial and CNH.  Following the October 15, 2012 announcement by the Special Committee that it would not recommend Fiat Industrial’s initial strategic combination proposal, Fiat Industrial has engaged in further discussions with the Special Committee over the past several weeks regarding its willingness to offer improved terms.  Today, Fiat Industrial made its final offer regarding the proposed strategic combination by letter from Sergio Marchionne, the Chairman of Fiat Industrial, to the CNH Special Committee.

This letter, a copy of which is available on the Fiat Industrial website, sets forth the terms of Fiat Industrial’s final offer.  The final offer preserves the essential components of the original Fiat Industrial offer of May 30, 2012 which contemplated the merger of each of Fiat Industrial and CNH into a newly-formed company in the Netherlands (“NewCo”) in which CNH shareholders would receive 3.828 NewCo shares for each CNH share and Fiat Industrial shareholders would receive one NewCo share for each Fiat Industrial share. To improve upon this original proposal, Fiat Industrial’s final offer contemplates adding a substantial cash dividend of $10 per CNH share to be paid to CNH shareholders prior to the merger and if practicable, prior to the end of this year, providing them with an accelerated realization of a significant portion of the value in the transaction.  Fiat Industrial has indicated its willingness to defer receipt of the dividend on its 88% of the CNH shares in order to preserve the Group’s capital pending completion of the merger.  Adding this special dividend to Fiat Industrial’s May 30 proposal represents a 25.6% improvement over the implied value of the original proposal, plus the value associated with an accelerated distribution.

Fiat Industrial will withdraw this best and final offer and terminate discussions on the proposed merger unless the Special Committee advises Fiat Industrial by 11:59 pm Eastern Standard Time on Wednesday, November 21, 2012 that it is prepared to recommend the terms of Fiat Industrial’s final offer in their entirety and the parties enter into a definitive merger agreement by Sunday, November 25, 2012.

If this best and final offer is not accepted, Fiat Industrial intends to proceed with the other aspects of the proposed transaction, including the merger of Fiat Industrial with a newly formed company incorporated in the Netherlands with shares listed in New York and Milan.  This merger, as well as other steps that Fiat Industrial has discussed with the special committee and intends to take, are intended to preserve for Fiat Industrial shareholders most of the expected benefits of the proposed strategic combination with CNH.

Sergio Marchionne, Fiat Industrial’s Chairman, stated, “While we believe that Fiat Industrial has offered fair and reasonable terms for the CNH minority, if our improved best and final terms remain unacceptable to the special committee, Fiat Industrial intends to move ahead

Fiat Industrial S.p.A.
Via Nizza 250, 10126 Torino
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com
www.fiatindustrial.com

Press Release

and execute all permissible actions within its control, while at all times being mindful and respectful of the rights of the CNH minority shareholders, in which it can achieve for its shareholders the benefits sought through the proposed strategic combination.  Fiat Industrial will do so by further integrating operations and ensuring that intra-group dealings with CNH are on fully-priced arm’s length terms in order to reduce or eliminate any unintended transfer of value to CNH.  Fiat Industrial will also refocus its efforts and resources on bolstering operational excellence and investor relations to enhance the performance and market perception of the Fiat Industrial group as a whole.  This refocus, along with the elimination of diverging “home” jurisdictions between the listed companies in the Group, should facilitate improved liquidity and the anticipated re-rating in the parent’s new US-listed shares.  Finally, in order to efficiently use capital within the Group, Fiat Industrial would not expect to approve dividends from CNH for the foreseeable future.”

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Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), in addition to engines and transmissions for those vehicles and for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website www.fiatindustrial.com.

Turin, 19 November 2012